Contact	James Burgess 913/307-1000 www.mediware.com	Thomas Redington 203/222-7399 212/926-1733 www.redingtoninc.com

Mediware Reports First Quarter Fiscal 2006 Results

LENEXA, KS OCT. 25 -- Mediware Information Systems, Inc. (Nasdaq: MEDW) reported total revenue for the first quarter of fiscal 2006 of $9.4 million compared to $8.5 million for the first quarter of fiscal 2005. Operating income for the quarter just ended was $1.1 million versus $1.0 million for the prior year's quarter. Net income for the quarter just ended was $737,000, or 9 cents per basic and fully diluted share, compared to net income of $643,000, or 8 cents per basic fully diluted share in the comparable quarter of fiscal 2005.

James Burgess, who joined Mediware as president and chief executive officer effective October 10, 2005, said, "I am pleased with the Blood Bank Division performance during the quarter, and while the Medication Management division revenue was soft, we gained momentum with the closing of several deals including a net new client for our MediMAR™ product. The OR division continues to achieve the operational milestones expected from an emerging business. This said, all of the divisions need more sales to attain the growth required to reach our business objectives."

Operating Statement Highlights (in thousands) (unaudited):

Three Months Ended September 30,
	2005	2004

System Sales	$ 3,180	$ 2,541
Services	$ 6,228	$ 5,939
Total Revenue	$ 9,408	$ 8,480
Expenses	$ 8,339	$ 7,448
Operating Income	$ 1,069	$ 1,032
Net Earnings	$ 737	$ 643
Earnings Per Share - Basic	$ 0.09	$ 0.08
Earnings Per Share - Diluted	$ 0.09	$ 0.08

Condensed Balance Sheet Highlights (in thousands) (unaudited):

As of September 30,
	2005	2004

Cash and Cash Equivalents	$ 17,573	$ 10,007
Working Capital	$ 14,341	$ 9,778
Stockholders' Equity	$ 35,727	$ 31,544

About Mediware

     Mediware provides clinical information systems for hospitals and integrated healthcare delivery systems. Its products include HCLL™ Transfusion, LifeTrak®, IIE™ (Instrument Interface Engine), Hemocare®, LifeLine™ (Blood Bank), WORx®, MediCOE™, MediMAR™, Pharmakon®, and Digimedics™ (Medication Management), Surgiware™ and Perioperative Solutions™ (Operating Room), as well as the JAC Stock Control System (pharmacy) in the United Kingdom. Mediware has over 1,100 systems installed in the US, Canada, the UK, and elsewhere.

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     Certain statements in this press release may constitute "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995, as the same may be amended from time to time (the `"Act'') and in releases made by the SEC from time to time. Such forward-looking statements are not based on historical facts and involve known and unknown risks, uncertainties and other factors disclosed in the Company's Annual Report on Form 10-K for the year ended June 30, 2005, which may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. The Company disclaims any obligation to update its forward-looking statements.

10/25/05